575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

Fred M. Santo fred.santo@kattenlaw.com (212) 940-8720 direct (212) 940-8776 fax

February 12, 2013

VIA EDGAR AND FEDERAL EXPRESS

Deepak T. Pai, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:	Renaissance Technologies LLC and Medallion RMP Fund, L.P. – File No. 813-00338 Request for Withdrawal of Application

Dear Mr. Pai:

On behalf of Renaissance Technologies LLC and Medallion RMP Fund, L.P. (collectively, the “Applicants”), I am writing to request the withdrawal of the Applicants’ application for an order under Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from all provisions of the 1940 Act except Section 9, certain provisions of Sections 17 and 30, Sections 36 through 53, and the rules and regulations under those Sections (the “Application”).  The Application was filed with the Securities and Exchange Commission on June 8, 2001.

Should you have any questions, please call me at (212) 940-8720.

Sincerely,

/s/ Fred M. Santo

Fred M. Santo

cc:           Carla Volpe Porter, Esq.